HOLDING

RECEIVED

2007 AUG 16 A 10:47

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07026033


Abteilung GCO
Adresse Unsöldstrasse 2
80538 München
Ansprechpartner Heike Theißing
Telefon +49/89/20 30 07-793
Fax +49/89/20 30 07-33793
E-mail heike.theissing
@HypoRealEstate.com


Ihre Zeichen

Unsere Zeichen

Datum 14.08.2007

**Hypo Real Estate Holding AG**
**Rule 12g3-2(b) File No. 82-34748**

**SUPPL**

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Reiner Barthuber

PROCESSED
AUG 2 1 2007
THOMSON
FINANCIAL

Heike Theißing

Enclosures

(1) 14 August 2007 (English an German version)


Firma Hypo Real Estate Holding AG
Internet www.HypoRealEstate.com
Rechtsform Aktiengesellschaft
Sitz München
Registergericht München HRB 149393
Vorsitzender des Aufsichtsrates Kurt F. Viermetz
Vorstand Georg Funke (Vorsitzender des Vorstandes)
Dr. Markus Fell, Thomas Glynn (stellv.),
Dr. Robert Grassinger (stellv.), Frank Lamby,
Bettina von Oesterreich (stellv.)

Hypo Real Estate
GROUP

RECEIVED
2007 AUG 15 A 10:59

## Directors' Dealings

### 14.08.2007 - Thomas Glynn

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the German Securities Trading Act (WpHG)

| | |
|---|---|
| Publication date: | 14. August 2007 |
| Name of the person subject to the disclosure requirement: | Thomas Glynn |
| Person performing managerial responsilities or closely related person: | Person performing managerial responsibilities |
| Position or function of that person: | Member of the Management Board |
| Description of financial instrument: | Ordinary shares of Hypo Real Estate Holding AG |
| ISIN / WKN of financial instrument: | DE 0008027707 / 802 770 |
| Type of transaction: | Buy |
| Date of transaction: | 10 August 2007 |
| Place of transaction: | Frankfurt Xetra |
| Currency | EUR |
| Price: | 39.35 |
| Number of items: | 1000 |
| Total amount traded: | 39350 |
| **In case of derivatives** | |
| Description of underlying financial instrument,<br>ISIN / WKN: | |
| Strike price: | |
| Price multiplier: | |
| Expiration date: | |
| Explanation for publication: | |
| Issuer | Hypo Real Estate Holding AG<br>Unsöldstrasse 2<br>80538 München<br>Deutschland<br>ISIN: DE0008027707 (DAX); DE0008027731<br>Listed: Amtlicher Markt in Frankfurt (Prime Standard); Freiverkehr in Berlin-Bremen, Düsseldorf, Hamburg, Hannover, München, Stuttgart |

Hypo Real Estate
HOLDING

Hypo Real Estate
GROUP

**Directors' Dealings**

**14.08.2007 - Thomas Glynn**

**Mitteilung über Geschäfte von Führungspersonen nach § 15a WpHG**

| | |
|---|---|
| Tag der Veröffentlichung | 14. August 2007 |
| Name des Mitteilungspflichtigen: | Thomas Glynn |
| Führungs- oder nahe stehende Person: | Führungsperson |
| Position oder Aufgabenbereich: | Mitglied des Vorstands |
| Bezeichnung des Finanzinstrumentes: | Inhaber-Stammaktien der Hypo Real Estate Holding AG |
| ISIN/WKN des Finanzinstrumentes: | DE 000 802 7707 / 802 770 |
| Geschäftsart: | Kauf |
| Handelstag: | 10.08.2007 |
| Handelsplatz: | Frankfurt Xetra |
| Währung: | EUR |
| Kurs/Preis: | 39,35 |
| Stückzahl: | 1000 |
| Gesamtvolumen: | 39350 |
| **Bei Geschäften in Derivaten zusätzlich:** | |
| Basisinstrument (Underlying) ISIN/WKN: | |
| Basispreis (Strike- oder Ausführungspreis): | |
| Preismultiplikator (Bezugsverhältnis): | |
| Fälligkeit: | |
| Beschreibung/Erläuterung: | |
| Emittent | Hypo Real Estate Holding AG<br>Unsöldstrasse 2<br>80538 München<br>Deutschland<br>ISIN: DE0008027707 (DAX); DE0008027731<br>Listed: Amtlicher Markt in Frankfurt (Prime Standard); Freiverkehr in Berlin-Bremen, Düsseldorf, Hamburg, Hannover, München, Stuttgart |

Hypo Real Estate
HOLDING

END